One Bush Street, Suite 900, San Francisco, CA 94104

January 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. James O’Connor

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Post-Effective Amendment No. 90 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 92 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of RS Investment Trust (the “Registrant”) filed on May 17, 2012 (the “Amendment”) (File Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act, the Registrant hereby applies for the withdrawal of the Amendment on Form N-1A, which relates solely to the Registrant’s series, RS Equity Income Fund, including all exhibits and delaying amendments thereto (collectively, the “Equity Income Fund Amendment”). The Equity Income Fund Amendment was originally filed with the Securities and Exchange Commission on May 17, 2012, and multiple amendments delaying effectiveness of the Equity Income Fund Amendment have been filed since that date, including the most recent amendment filed on January 6, 2016 as Post-Effective Amendment No. 153 under the Securities Act and Amendment No. 155 under the 1940 Act.

The Registrant has determined for business reasons not to proceed with the offering described in the Equity Income Fund Amendment. The Registrant has not offered or sold any securities under the Equity Income Fund Amendment, and all activities in pursuit of the offering described in the Equity Income Fund Amendment have been discontinued. Accordingly, the Registrant requests that the Equity Income Fund Amendment be withdrawn as of the date hereof.

This application for withdrawal of the Equity Income Fund Amendment relates solely to RS Equity Income Fund, a series of the Registrant, and does affect any other series of the Registrant or any other amendment to the Registrant’s registration statement.

If you have any questions regarding this application for withdrawal, please contact Timothy F. Cormier at (617) 951-7747.

Very truly yours,

/s/ Jessica R. Hale
Jessica R. Hale
Assistant Secretary, RS Investment Trust

cc:	Nina Gupta, RS Investment Trust
Timothy W. Diggins, Ropes & Gray LLP